United States securities and exchange commission logo





                              July 8, 2021

       David Chu
       Chief Executive Officer and Director
       D8 Holdings Corp.
       Unit 1008, 10/F, Champion Tower
       3 Garden Road
       Central, Hong Kong

                                                        Re: D8 Holdings Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed June 11, 2021
                                                            File No. 333-257055

       Dear Mr. Chu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise this section and the letter to D8 Holdings Corp. stockholders to disclose the post-business
combination voting power of (i) D8's sponsor and its affiliates as well as (ii)
                                                        D8's current public
stockholders.
   2.                                                   Please tell us whether
you will be deemed a    controlled company    as defined by the
                                                        market on which you
intend to list and, if so, whether you intend to rely on any exemptions as a
controlled company. If applicable, please disclose on the prospectus
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         cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.
Market and Industry Data, page 8

3. We note your disclosure indicating that there is no assurance that certain third-party information in the prospectus is accurate or complete and that you have not independently verified third-party information. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information. Summary of the Proxy Statement/Prospectus
Vicarious Surgical, page 27

4. We note your discussion of the Breakthrough Device designation for the Vicarious
         System. Please revise your disclosure here and throughout the prospectus where the
         Breakthrough Device designation is mentioned (including on pages 109, 113 and 229) to clarify that the process of medical device development is inherently uncertain and that there is no guarantee that this designation will accelerate the timeline for approval or make it more likely that the Vicarious System will be approved.
The Proposed Certificate of Incorporation will designate a state or federal court located within the State of Delaware..., page 57

5. Please revise your disclosure here and on pages 160 and 218 to clarify whether the exclusive forum provision will apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent that your exclusive forum provision will not apply to actions arising under the Exchange Act, please update
Article 11 of your
         proposed certificate of incorporation (Annex B-1-12) to make this clear.

         Please also revise to describe the federal forum provision for Securities Act claims described elsewhere in the prospectus. In your revisions, please state that there is uncertainty as to whether a court would enforce such a provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
The Business Combination Proposal
Background of the Business Combination, page 108

6. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify the representatives of D8 and the director of Vicarious Surgical who met on January 4, 2021,
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         the representatives of D8 who participated on the conference call on January 7 and the representatives from D8 and Vicarious Surgical who participated on the conference calls on June 11.
7. Please revise to disclose the identities of D8's financial advisors. To the extent that any of
         D8's financial advisors also served as an underwriter of D8's IPO and is eligible to receive deferred underwriting compensation, please revise to disclose this conflict of interest in the Summary and throughout your registration statement, as appropriate.
8. Please revise your disclosure in this section to clearly describe how D8 formulated a pre-
         money enterprise value for Vicarious Surgical of $1.0 billion. Please also revise to discuss whether this valuation was subject to any negotiation between the parties.
9. Please revise your disclosure to summarize the results of KPMG's IPO readiness report described on page 110. Please also revise your disclosure describing the D8 Board of
         Directors' reasons for approval of the business combination to discuss whether the D8 board considered the IPO readiness report.
10. Please revise your descriptions of the conference calls held among representatives from
         D8 and various surgeons to describe who facilitated the conference calls. To the extent the surgeons who participated on these conference calls were affiliated with Vicarious
         Surgical in any capacity, please so state.
D8 Board of Directors' Reasons for the Approval of the Business Combination, page 112

11. We note your disclosure that the board of directors determined not to obtain a third-party valuation or fairness opinion. Please describe here the substantive factors considered by the board in determining that the Business Combination was "fair" to shareholders, as disclosed on page 19.
12. Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.
13. Please revise this section to clarify throughout that the Vicarious System is yet to be approved and that the Breakthrough Device designation for the Vicarious System provides no guarantee of accelerated development or approval and that the process of medical device development is inherently uncertain and cannot be "de-risked." In your revisions, please discuss whether the D8 board considered the risks associated with the fact that the Vicarious System has not been approved in making its determination to approve the Business Combination.
14. Please revise this section to discuss whether D8's board considered the material risks to unaffiliated investors presented by taking the Vicarious Surgical public through a merger rather than an underwritten offering. These risks could include the absence of due
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         diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. To the extent that D8's board did not consider these risks, please so state.
15. We note your statement on page 114 that D8's board of directors believes that the "entry valuation" is attractive as compared to "similar companies in D8's comps universe."
         Please revise to clarify whether D8's board of directors reviewed a comparable company analysis. To the extent D8's board of directors reviewed a comparable company analysis, please include this analysis in the prospectus.
16. We note your disclosure on page 115 that the D8 board of directors considered the fact that Vicarious Surgical Stockholders will be rolling over 100% of their equity into New
         Vicarious Surgical as a reason to approve the Business Combination. Please revise to disclose whether the Vicarious Surgical Stockholders will be subject to any contractual restrictions on sales of their shares more than 180 days after the consummation of the
         Business Combination. Please also revise to briefly describe the difference between enterprise value and equity value.
Unaudited Prospective Financial Information of Vicarious Surgical, page 116

17. We note the "assumptions" referred to in your disclosure beneath the projections are not presented with any specificity. As such, please provide the material assumptions underlying the revenue, gross margin and installed base projections, including earnings growth rates, projected market penetration rates, discount rates, etc. The level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. In addition, in light of the fact that the Vicarious System has not been approved, ensure you fully explain how you arrived at your revenue projections. If you assessed the probability of regulatory/technical success, ensure you provide such details.
Related Agreements
Registration Rights Agreement, page 135

18. Please revise your disclosures here and on page 219 to quantify the number of shares that will have registration rights following the consummation of the Business Combination.
U.S. Federal Income Tax Considerations, page 171

19. Please revise your disclosure to provide a firm conclusion regarding treatment of the
         Domestication under Section 368 and remove language stating that it is intended that, or generally, certain material tax consequences will apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., "Assuming the Domestication qualifies as an F Reorganization..."). Refer to Section III of Staff Legal Bulletin No. 19 for
         guidance.
 David Chu
D8 Holdings Corp.
July 8, 2021
Page 5
Description of D8's and New Vicarious Surgical's Securities
New Vicarious Surgical Class B Common Stock, page 214

20. Your disclosure in this section states that the holders of New Vicarious Surgical Class B
         Shares do not have conversion rights. However, your registration statement cover page registers Class A common stock issuable upon the conversion of Class B common stock and the certificate of incorporation filed as Annex B-1 appears to contemplate optional conversion of Class B common stock. Please revise this section to discuss the conversion rights attached to the Class B common stock and any other material rights or terms associated with the Class B common stock or advise.
Beneficial Ownership of Securities, page 222

21. Please revise to identify the natural persons with voting and/or dispositive control of the shares held by Polar Multi-Strategy Master Fund and Gates Frontier, LLC in footnotes 15 and 17 to the beneficial ownership table, respectively.
Business of New Vicarious Surgical, page 229

22. We note your statements throughout this section which indicate or imply that the
         Vicarious System will be approved or has already been approved. By way of example only, we note your statements that:

                "By fundamentally engineering a better solution, Vicarious Surgical believes it has created a more capable surgical robot than those currently available on the market..."
                "The Vicarious System provides exceptional reach within the abdomen, enabling the surgeon to enter the abdomen from nearly any angle and work in nearly any direction..."
                "...the Vicarious System is much smaller and is easily moved to any operating room throughout a medical facility."
                "Vicarious Surgical believes that adoption of the Vicarious System will be facilitated by a streamlined training regimen."
                "The Vicarious System surgeon console provides all the systems necessary for the surgeon to have an effective, immersive experience, visualizing the surgical field and controlling all the motions of the robot, enabling performance and patient outcomes that are not available on other existing systems."
                "After FDA clearance for commercialization in the U.S...."
                "Following the initial clearance for ventral hernia repair..."

        Please revise your disclosures throughout this section to (i) remove any implication that
FirstName LastNameDavid Chu
        the Vicarious System has been approved or is likely to obtain marketing approval and
Comapany      NameD8
        (ii) clarify,     Holdings
                      if true,       Corp.
                               that the purported advantages of the Vicarious
System as compared to
July 8, existing
        2021 Page  systems
                      5      and methods of surgery are yet to be realized.
FirstName LastName
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23. Please revise this section, where appropriate, to discuss the historical development of the
         Vicarious System. In particular, please discuss any clinical evaluations of the Vicarious
         System that have been completed or that are underway and any additional testing or studies that may be required.
Intellectual Property, page 235

24. Please revise to disclose for each material patent and patent application the subject matter to which such patents or patent applications relate, the type of patent protection and applicable jurisdictions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-364
if you have questions regarding comments on the financial statements and related matters.
Please contact Alan Campbell at 202-551-4224 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Elliott Smith, Esq.